Form 20-F
period 2021-12-31
Very Good Food Co Inc.
filed 2022-05-27
CIK 1878835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from

to

Commission file number:
001-40892

The Very Good Food Company Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
2748 Rupert Street, Vancouver, British Columbia, Canada M4W 3P4
(Address of principal executive offices)
Matthew Hall, Interim Chief Executive Officer; Tel: (855)
526-9254
2748 Rupert Street, Vancouver, British Columbia, Canada M4W 3P4
(Name, Telephone,
E-mail,
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	VGFC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
118,498,464 common shares as of December
 31, 2021
Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes
  ☐    No  ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in
Rule 12b-2
of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth
company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item Registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE
This Annual Report on Form
20-F
for the year ended December 31, 2021 (this “Annual Report”) of The Very Good Food Company Inc., a British Columbia company (the “Company”) consists of the following documents previously filed by the Company in accordance with applicable Canadian securities laws and have previously been filed on Form 6-K with the U.S. Securities and Exchange Commission (the “SEC”), and are incorporated by reference as exhibits to this Annual Report:

•	The Company’s Annual Information Form for the fiscal year ended December 31, 2021, incorporated herein by reference as Exhibit 99.1;

•
The Company’s audited annual consolidated financial statements for the years ended December 31, 2021 and 2020, including the report of the independent registered public accounting firm with respect thereto, attached as Exhibit 99.2 hereto;

•	The Company’s Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020, attached hereto as Exhibit 99.3;

•
The Company’s audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, together with the independent auditor’s report thereon and the notes thereto, attached hereto as Exhibit 99.4; and

•	The independent auditor’s report in respect of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019 and the notes thereto as Exhibit 99.5;

•	The Company’s Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019, attached hereto as Exhibit 99.6;

•	The Company’s Statement of Executive Compensation for the year ended December 31, 2021, incorporated herein by reference as Exhibit 99.7; and

•
The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for three months ended March 31, 2022 and 2021 (“Q1 2022 MD&A”), incorporated herein by reference as Exhibit 99.8.

Set forth below is a cross-reference table to the applicable sections of Form
20-F:

I TEM N UMBER	C ROSS R EFERENCE TO F ORM 20- F	E XHIBIT	P AGES
Part I
Item 1	Identity of Directors, Senior Management and Advisers	N/A
Item 2	Offer Statistics and Expected Timetable	N/A
Item 3	Key Information
	A. Reserved	N/A
	B. Capitalization and indebtedness	N/A
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	99.1 99.8	19-42 4, 17-19
Item 4	Information on the Company
	A. History and development of the company	99.1 99.3 99.8	6-18 3-12, 21 4-8
	B. Business overview	99.1 99.3 99.8	7-12, 14-17 13 4-8
	C. Organizational structure	99.1 8.1	6
	D. Property, plant and equipment	99.1 99.3 99.8	8-13, 14 7-11 4-8
Item 4A	Unresolved Staff Comments	N/A
Item 5	Operating and Financial Review and Prospectus (1)
	A. Operating results	99.1 99.3	14-17 13-17
	B. Liquidity and capital resources	99.3	5, 17, 18, 21, 24- 26
	C. Research and development, patents and licenses, etc.	99.1	10, 11, 18

	D. Trend information	99.1 99.3	8-16 4-12
	E. Critical Accounting Estimates	99.3	27-29
Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	99.1 99.8	52-56 7
	B. Compensation	99.7	1-9
	C. Board practices	99.1 99.7	51, 54-57 2-10
	D. Employees	99.1	17
	E. Share ownership	99.7	9, 10
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.1 99.7	46 10
	B. Related party transactions	99.3 99.8	27 20
	C. Interests of experts and counsel	N/A
Item 8	Financial Information
	A. Consolidated statements and other financial information	99.1 99.2 99.4 99.5	43
	B. Significant changes	99.8
Item 9	The Offer and Listing
	A. Offer and listing details	99.3	4
	B. Plan of distribution	N/A
	C. Markets	99.3	4
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A
Item 10	Additional Information
	A. Share capital	N/A
	B. Memorandum and articles of association	2.2
	C. Material contracts	99.1	59-60
	D. Exchange controls	99.1	46
	E. Taxation	99.1	47-53
	F. Dividends and paying agents	N/A
	G. Statement by experts	N/A
	H. Documents on display	99.1	18
	I. Subsidiary information	N/A
Item 11	Quantitative and Qualitative Disclosures About Market Risk (1)	99.3	24-26
Item 12	Description of Securities Other than Equity Securities	N/A

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	99.8	16
Item 15	Controls and Procedures (2) (3)	99.3 12.1 13.1	29
Item 16	Reserved	N/A
Item 16A	Audit Committee Financial Expert	99.1	55, 56
Item 16B	Code of Ethics	99.1	19
Item 16C	Principal Accountant Fees and Services	99.1	56
Item 16D	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	N/A
Item 16F	Change in Registrant’s Certifying Accountant	N/A
Item 16G	Corporate Governance	99.1	54-55
Item 16H	Mine Safety Disclosure	N/A
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A

Part III
Item 17	Financial Statements	99.2 99.4 99.5
Item 18	Financial Statements	99.2 99.4 99.5
Notes:

(1)	See also the Company’s Q1 2022 MD&A, incorporated herein by reference as Exhibit 99.8.
(2)
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by SEC rules for newly public companies.

(3)	See also “Disclosure Controls and Procedures” below.
Disclosure Controls and Procedures
Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer (“
CEO
”) and the Chief Financial Officer (“
CFO
”), on a timely basis so that appropriate decisions can be made regarding public disclosure. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable securities laws, including under the U.S. Securities Exchange Act of 1934, as amended (the “
U.S. Exchange Act
”), is recorded, processed, summarized and reported within the time periods specified by applicable securities laws, including within the time periods specified in the rules and forms of the SEC, and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable securities laws is accumulated and communicated to the Company’s management, including its certifying officers, namely the CEO and CFO, as appropriate to allow timely decisions regarding public disclosure. An evaluation of the design of the Company’s disclosure controls and procedures, as defined in Rule
13a-15(e)
and Rule
15d-15(e)
under the U.S. Exchange Act, was carried out under the supervision of the CEO and CFO and with the participation of the Company’s management. Based on that evaluation, the CEO and CFO have concluded that the design and operation of these controls were not effective as of December 31, 2021 as a result of (1) the material weakness described in “Internal Controls Over Financial Reporting” of the Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020, which is attached hereto as Exhibit 99.3 and (2) the inability to timely file this Annual Report.
There can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in the Company’s regulatory filings.
ITEM 19. EXHIBITS

1.1	Certificate of Incorporation and Certificate of Change of Name of the Very Good Food Company (filed as exhibit 4.1 on Form S-8 on November 17, 2021 and incorporated herein by reference)

1.2	Articles of The Very Good Food Company (filed as exhibit 4.2 on Form S-8 on November 17, 2021 and incorporated herein by reference)

2.1	Form of Common Share Certificate*

2.2	Description of Common Shares*

4.1
Industrial Lease dated November 16, 2020 between MPW Properties Partnership and The Very Good Food Company in respect of the 2748 Rupert Street, Vancouver 2758 Rupert Street, Vancouver 2762 Rupert Street, Vancouver 2768 Rupert Street, Vancouver Collectively referred to as a portion of Rupert I and 2774 Rupert Street, Vancouver, 2788 Rupert Street, Vancouver, collectively referred to as Rupert II* ^

4.2	Loan Agreement dated June 7, 2021 between Waygar Capital Inc. as the lender and The Very Good Food Company as borrower relating to the Credit Facility* ^

4.3	Warrant Indenture dated July 2, 2021 by and among The Very Good Food Company and Computershare Trust Company of Canada (including form of warrant)* ^

4.4	Warrant Indenture dated December 4, 2020 by and among The Very Good Food Company and Computershare Trust Company of Canada (including form of warrant)* ^

4.5	Form of Warrant (filed as exhibit 99.4 on Form 6-K on October 15, 2021 and incorporated herein by reference)

4.6	Stock Option Plan (filed as exhibit 99.1 on Form S-8 on November 17, 2021 and incorporated herein by reference)

8.1	List of Subsidiaries*

12.1	Certification of the Principal Executive Officer and the Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934*

13.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of DMCL LLP*

99.1	Annual Information Form for the fiscal year ended December 31, 2021 (filed as exhibit 99.1 on Form 6-K on April 1, 2022 and incorporated herein by reference)

99.2
Audited Annual Consolidated Financial Statements for the years ended December 31, 2021 and 2020 including the report of the independent registered public accounting firm (KPMG LLP - PCAOB ID #85) with respect thereto*

99.3	Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020*

99.4	Audited Annual Consolidated Financial Statements for the years ended December 31, 2020 and 2019, together with the independent auditor’s report thereon and the notes thereto*

99.5	Report of the independent registered public accounting firm (DMCL LLP - PCAOB #1173) in respect of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019*

99.6	Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019*

99.7	Statement of Executive Compensation for the year ended December 31, 2021 (incorporated by reference to Exhibit 99.4 of the Company’s Report on Form 6-K filed on May 17, 2022)

99.8
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ending March 31, 2022 and 2021 (incorporated by reference to Exhibit 99.3 of the Company’s Report on Form 6-K filed on May 17, 2022)

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
^
Certain portions of this exhibit have been redacted pursuant to the Instructions as to Exhibits of Form 20-F, including the omission of schedules to such exhibits. The Company agrees to furnish to the Securities and Exchange Commission a copy of any omitted schedules upon request.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE VERY GOOD FOOD COMPANY INC.
DATED: May 2 6 , 2022	By:	/s/ Dela Salem
Dela Salem Interim Co-Chief Executive Officer