Form 20-F/A
period 2021-12-31
Very Good Food Co Inc.
filed 2022-08-08
CIK 1878835

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
of the Exchange Act).    Yes  ☐    No  ☒

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on May 27, 2022 (the “Form 20-F”), is filed to (i) correct incorrect hyperlinking in Exhibits 4.5, 99.2 and 99.4, (ii) revise a footnote to the Exhibit Index, (iii) file Exhibits 99.1, 99.7, and 99.8 with this Amendment No. 1, and (iv) make other related changes.
This Amendment No. 1 speaks as of the filing date of the Form 20-F on May 27, 2022. Other than as set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since May 27, 2022.
INTRODUCTION
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

•	The Company’s Annual Information Form for the fiscal year ended December 31, 2021, attached hereto as Exhibit 99.1;

•
The Company’s audited annual consolidated financial statements for the years ended December 31, 2021 and 2020, including the report of the independent registered public accounting firm with respect thereto, attached hereto as Exhibit 99.2;

•	The Company’s Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020, attached hereto as Exhibit 99.3;

•
The Company’s audited annual consolidated financial statements for the years ended December 31, 2020 and 2019, together with the independent auditor’s report thereon and the notes thereto, attached hereto as Exhibit 99.4;

•
The independent auditor’s report in respect of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019 and the notes thereto attached hereto as Exhibit 99.5;

•	The Company’s Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019, attached hereto as Exhibit 99.6;

•	The Company’s Statement of Executive Compensation for the year ended December 31, 2021, attached hereto as Exhibit 99.7; and

•	The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for three months ended March 31, 2022 and 2021 (“Q1 2022 MD&A”), attached hereto as Exhibit 99.8.
Set forth below is a cross-reference table to the applicable sections of Form
20-F:

I TEM N UMBER	C ROSS R EFERENCE TO F ORM 20- F	E XHIBIT	P AGES
Part I
Item 1	Identity of Directors, Senior Management and Advisers	N/A
Item 2	Offer Statistics and Expected Timetable	N/A
Item 3	Key Information
	A. Reserved	N/A
	B. Capitalization and indebtedness	N/A
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	99.1 99.8	19-42 4, 17-19
Item 4	Information on the Company
	A. History and development of the company	99.1 99.3 99.8	6-18 3-12, 21 4-8
	B. Business overview	99.1 99.3 99.8	7-12, 14-17 13 4-8
	C. Organizational structure	99.1 8.1	6
	D. Property, plant and equipment	99.1 99.3 99.8	8-13, 14 7-11 4-8
Item 4A	Unresolved Staff Comments	N/A
Item 5	Operating and Financial Review and Prospectus (1)
	A. Operating results	99.1 99.3	14-17 13-17
	B. Liquidity and capital resources	99.3	5, 17, 18, 21, 24- 26
	C. Research and development, patents and licenses, etc.	99.1	10, 11, 18

	D. Trend information	99.1 99.3	8-16 4-12
	E. Critical Accounting Estimates	99.3	27-29
Item 6	Directors, Senior Management and Employees
	A. Directors and senior management	99.1 99.8	52-56 7
	B. Compensation	99.7	1-9
	C. Board practices	99.1 99.7	51, 54-57 2-10
	D. Employees	99.1	17
	E. Share ownership	99.7	9, 10
Item 7	Major Shareholders and Related Party Transactions
	A. Major shareholders	99.1 99.7	46 10
	B. Related party transactions	99.3 99.8	27 20
	C. Interests of experts and counsel	N/A
Item 8	Financial Information
	A. Consolidated statements and other financial information	99.1 99.2 99.4 99.5	43
	B. Significant changes	99.8
Item 9	The Offer and Listing
	A. Offer and listing details	99.3	4
	B. Plan of distribution	N/A
	C. Markets	99.3	4
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A
Item 10	Additional Information
	A. Share capital	N/A
	B. Memorandum and articles of association	2.2
	C. Material contracts	99.1	59-60
	D. Exchange controls	99.1	46
	E. Taxation	99.1	47-53
	F. Dividends and paying agents	N/A
	G. Statement by experts	N/A
	H. Documents on display	99.1	18
	I. Subsidiary information	N/A
Item 11	Quantitative and Qualitative Disclosures About Market Risk (1)	99.3	24-26
Item 12	Description of Securities Other than Equity Securities	N/A

Part II
Item 13	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	99.8	16
Item 15	Controls and Procedures (2) (3)	99.3 12.1 13.1	29
Item 16	Reserved	N/A
Item 16A	Audit Committee Financial Expert	99.1	55, 56
Item 16B	Code of Ethics	99.1	19
Item 16C	Principal Accountant Fees and Services	99.1	56
Item 16D	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	N/A
Item 16F	Change in Registrant’s Certifying Accountant	N/A
Item 16G	Corporate Governance	99.1	54-55
Item 16H	Mine Safety Disclosure	N/A
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A

Part III
Item 17	Financial Statements	99.2 99.4 99.5
Item 18	Financial Statements	99.2 99.4 99.5
Notes:

(1)	See also the Company’s Q1 2022 MD&A.
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

4.2	Loan Agreement dated June 7, 2021 between Waygar Capital Inc. as the lender and The Very Good Food Company as borrower relating to the Credit Facility* ^

4.3	Warrant Indenture dated July 2, 2021 by and among The Very Good Food Company and Computershare Trust Company of Canada (including form of warrant)* ^

4.4	Warrant Indenture dated December 4, 2020 by and among The Very Good Food Company and Computershare Trust Company of Canada (including form of warrant)* ^

4.5	Form of Warrant (filed as exhibit 99.4 on Form 6-K on October 15, 2021 and incorporated herein by reference)

4.6	Stock Option Plan (filed as exhibit 99.1 on Form S-8 on November 17, 2021 and incorporated herein by reference)

8.1	List of Subsidiaries*

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934*

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934*

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

15.1	Consent of DMCL LLP*

15.2	Consent of KPMG LLP*

99.1	Annual Information Form for the fiscal year ended December 31, 2021*

99.2	Audited Annual Consolidated Financial Statements for the years ended December 31, 2021 and 2020 including the report of the independent registered public accounting firm (KPMG LLP - PCAOB ID #85) with respect thereto*

99.3	Management’s Discussion and Analysis for the years ended December 31, 2021 and 2020*

99.4	Audited Annual Consolidated Financial Statements for the years ended December 31, 2020 and 2019, together with the independent auditor’s report thereon and the notes thereto*

99.5	Report of the independent registered public accounting firm (DMCL LLP - PCAOB #1173) in respect of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019*

99.6	Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019*

99.7	Statement of Executive Compensation for the year ended December 31, 2021*

99.8	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ending March 31, 2022 and 2021*

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document*

101.SCH	Inline XBRL Taxonomy Extension Schema Document*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
^	Certain information has been excluded from this exhibit because the information is both not material and is the type of information that the Company treats as private and/or confidential.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

THE VERY GOOD FOOD COMPANY INC.
DATED: August 5, 2022	By:	/s/ Parimal Rana
Parimal Rana Chief Executive Officer